Mail Stop 4561

August 28, 2007

Mr. Robert H. Reback
Cimetrix Incorporated
6979 South High Tech Drive
Salt Lake City, Utah 84047-3757

> **Re:** **Cimetrix Incorporated**
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 0-16454**

Dear Mr. Reback:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant